UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

						November 4, 2004

via U.S. mail

Mr. Gregory N. Bakeman
Chief Financial Officer
McKenzie Bay International Ltd.
975 Spaulding Ave. SE
Grand Rapids, Michigan 49546


      Re:  	McKenzie Bay International Ltd.
		Form SB-2 filed October 4, 2004
		File No. 333-119493

Dear Mr. Bakeman:

      We have reviewed your filing and have the following comments.
We limited our review of your filing to the plan of distribution, the pricing of the offering and issues related to the selling shareholders, as identified in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Because there does not appear to be a market for your stock, disclose on the prospectus cover page the price at which the shares will be offered to the public until such time as the shares become listed or quoted.

2. Explain in greater detail, including specific prices and commissions, how your "standby equity distribution agreement" operates. Make clear what constitutes the effective price per share paid by each of Cornell Capital Partners and Spencer Clarke LLC, taking into account all discounts, commissions, etc. We may have additional comments.
3. Disclose explicitly and prominently that each of Cornell
Capital
Partners and Spencer Clarke LLC purchased or are purchasing its shares at a substantial discount to the market price, and quantify the discount. Make corresponding changes as appropriate throughout the document.
Plan of Distribution
4. In the first paragraph you use the terms "crosses or blocked transactions." Please revise to define these terms in context. The selling shareholders, page 65
5. For each nonpublic entity that you list, identify the natural persons with voting or investment control.
6. Provide corrected disclosure that accurately indicates the number of shares to be owned after the offering and that includes the correct caption for the last column, namely the percentage owned before the offering.
Changes in Accountants
7. Explain further to us the reasons for the relatively high turnover rate for your auditors. For example, discuss whether there is a company policy in that regard. We may have additional comments. Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


If you have questions regarding these comments or other disclosure questions, please contact Carrie Darling at (202) 942-2972, or in her
absence, you may contact Timothy Levenberg, Special Counsel, at
(202)
942-1896.


								Sincerely,



								H. Roger Schwall
								Assistant Director






cc:	via facsimile
	Jonathan Reisman, Esq.
	(928) 569-8195



      Carrie Darling
      Timothy Levenberg
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McKenzie Bay International Ltd.
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